24001077

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8 - 70405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing

APR 02 2024

Washington, DC

NAME OF FIRM: ASHFORD SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivative dealer.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14185 DALLAS PARKWAY, SUITE 780
(No. and Street)

DALLAS	TX	75254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

G. Bruce Sumner	469-729-0507	bsumner@ashfordsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Pkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Bruce Sumner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHFORD SECURITIES LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: SVP, Principal Financial Officer

Notary Public

SUSAN MOON
Notary Public, State of Texas
Comm. Expires 02-21-2026
Notary ID 125591153

SEC Mail Processing
APR 02 2024
Washington, DC

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17

CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ____________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

ASHFORD SECURITIES LLC

Financial Statements and Supplemental Information

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

ASHFORD SECURITIES LLC
Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Manager and Members of
Ashford Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashford Securities LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 28, 2024

We have served as the Company's auditor since 2022.

ASHFORD SECURITIES LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	2,274,680
Receivable from affiliates		100,417
Clearing Deposit		50,000
Furniture and fixtures, net		667,658
Other assets		306,213
Total assets	$	3,398,968

Liabilities and Member's Equity

Liabilities:		
Payable to affiliates	$	761,289
Accrued expenses		1,330,524
Total liabilities		2,091,813
Member's Equity		1,307,155
Total liabilities and member's equity	$	3,398,968

See accompanying notes to financial statements.

ASHFORD SECURITIES LLC
Statement of Operations
December 31, 2023

Revenues:		
Selling Commission Fees	$	12,643,348
Dealer Manager Fees		6,041,675
Reimbursable Revenue		377,768
Total revenues		19,062,791
Expenses:		
Compensation and benefits		7,664,479
Selling Commission Expense		12,643,348
Re-allowance of Dealer Manager Fees		2,172,535
Professional fees		568,752
Technology and communication		960,465
Occupancy and equipment		188,294
Travel and entertainment		670,915
Promotional expenses		1,362,333
Regulatory expenses		123,540
Other expenses		358,191
Total expenses		26,712,852
Net loss	$	(7,650,061)

See accompanying notes to financial statements.

ASHFORD SECURITIES LLC
Statement of Changes in Member's Equity
December 31, 2023

Balance, January 1, 2023	$	2,457,216
Contribution of member capital		6,500,000
Net loss		(7,650,061)
Balance, December 31, 2023	$	1,307,155

See accompanying notes to financial statements.

ASHFORD SECURITIES LLC
Statement of Cash Flows
Year ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(7,650,061)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		(23,061)
Changes in operating assets and liabilities:		
Increase in receivable from affiliates		(98,565)
Decrease in other assets		118,193
Increase in clearing deposit		—
Decrease in accrued expenses		(497,654)
Decrease in payable to affiliates		(110,051)
Net cash used in operating activities		(8,261,199)
Cash flows from investing activities:		
Purchase of furniture and fixtures		(8,245)
Net cash used in investing activities		(8,245)
Cash flows from financing activities:		
Contribution of member capital		6,500,000
Net cash from financing activities		6,500,000
Net decrease in cash		(1,769,444)
Cash:		
Beginning of year		4,044,124
End of year	$	2,274,680

See accompanying notes to financial statements.

(1) Description of Business

Ashford Securities LLC (the "Company") is a Delaware limited liability company located in Texas. The Company is a wholly owned subsidiary of Kylemore Holdings LLC which is an indirect subsidiary of Ashford Inc ("AINC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholesaler and dealer manager of direct participation programs ("DPPs"), including business development companies ("BDCs"), on a best-efforts basis, which may be distributed through private placements (including those offered pursuant to Regulation D) or registered offerings under the Securities Act of 1933, as amended (the "Securities Act").

The Company is also a wholesaler and dealer manager of non-listed securities of non-traded real estate investment trusts ("NT-REITs") and non-listed securities of traded real estate investment trusts ("REITs"), including preferred securities, on a best-efforts basis, which may be distributed through private placements (including those offered pursuant to Regulation D) or registered offerings under the Securities Act.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period are affected by these estimates, the most significant of which are disclosed in the notes to the financial statements. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c) *Cash and Cash Equivalents*

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

(d) *Leases*

The Company follows Accounting Standards Codification ASC Topic 842, Leases. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the period ended December 31, 2023 no agreements or arrangements were entered into that would be classified as a lease under the guidance.

(e) *Revenue Recognition*

The Company follows ASC Topic 606 - Revenue from Contracts with Customers ("ASC 606"), The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c)Determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company recognizes revenue when the performance obligation is satisfied.

The Company acts as the managing broker-dealer in the distribution of securities for business entities that want to raise funds through the sale of securities. Revenue is earned from fees arising from securities offerings in which the Company acts as a managing broker-dealer. The recognition and measurement of revenue is based on the

assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Revenue is recorded on the settlement date, which does not materially differ from the trade date.

Various economic factors that could affect the nature, amount, timing, and uncertainty of revenue and cash flows are general conditions in the United States economy and capital markets, specifically, the market for real estate investments.

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations, are recognized as revenue upon issuance of the related invoice.

(f) Furniture and Fixtures

Furniture and Fixtures are carried at cost, less accumulated depreciation and are depreciated using the straight-line method based on their respective estimated useful lives.

(g) Income Taxes

The Company is a single member Limited Liability Company and is treated as a disregarded entity for Federal and state/local income tax purposes and therefore any income or loss is included in the consolidated federal and state/local income tax returns of the Parent. The Company is not subject to federal or state income taxes.

(3) Related Parties

On June 10, 2019, the Company entered into an expense sharing agreement with Ashford Hospitality Advisors LLC ("Advisors"), where Advisors agreed to furnish the Company certain administrative services and to pay certain expenses on behalf of the Company. For the year ending December 31, 2022, the Company incurred approximately $725,390 of expenses via this arrangement.

As of December 31, 2023, a payable to Affiliates of $761,289 is reported on the Statement of Financial Condition related to this arrangement.

During the year ended December 31, 2023, 100% of the Company's revenues were derived from the sale of securities of two publicly traded REITs, Braemar Hotels & Resorts Inc ("Braemar") and Ashford Hospitality Trust ("AHT"). Braemar and AHT both are related parties under common management by Advisors.

The Company is party to a Contribution Agreement by which AINC, Braemar, and AHT provide for the ongoing funding of the Company to cover the expenses of the Company. This includes funding the Company's ongoing dealer-manager activities, the initial and ongoing staffing of the Company and the operating and overhead expenses allocated under the expense sharing agreement between Advisors and the Company. The Company is not obligated to repay contributions under this agreement. The Contribution Agreement was initially entered into on June 10, 2019, and has subsequently been amended, most recently on January 1, 2024 in order to continue providing the ongoing funding of the Company.

(4) Furniture and Fixtures

The major classes of fixed assets as of the balance sheet date are as follows:

Asset Class		Cost		Accumulated Depreciation		Net
Furniture & fixtures	$	143,206	$	(57,662)	$	85,544
Work in progress		582,114				582,114
Total	$	725,320	$	(57,662)	$	667,658

Depreciation expense was $23,061 during the year ended December 31, 2023 and is included in the statement of operations.

(5) Deposits with Clearing Organization

Under its clearing agreement, the Company is required to maintain a certain level of cash or securities on deposit with a clearing organization. Should the clearing organization suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organization. The Company had $50,000 on deposit as of December 31, 2023 with a clearing organization to meet this requirement.

(6) Net Capital Requirement

The Company is a member of the Financial Industry Regulatory Authority, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. On December 31, 2023, the Company's net capital was $232,867, which was $93,413 in excess of its minimum requirement of $139,454. The Company's ratio of aggregate indebtedness to net capital was 9 to 1 as of December 31, 2023.

(7) Commitments and Contingent Liabilities

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2023. The Company does not have any guarantees or other commitments as of December 31, 2023.

(8) Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents on deposit with financial institutions, the balances of which frequently exceed federally insured limits. The Company has not experienced any losses in such accounts.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2023 that would require recognition or disclosure in these financial statements through March 28, 2024, which is the issuance date of these financial statements. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31,2023.

Schedule I

ASHFORD SECURITIES LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934

As of December 31, 2023

Member's equity	$	1,307,155
Total Member's equity for net capital		1,307,155
Nonallowable assets and charges:		
Nonallowable assets:		
Furniture and fixtures, net		667,658
Receivable from affiliates		100,417
Other assets		306,213
Total Nonallowable assets		1,074,288
Tentative net capital		232,867
Haircuts		—
Net capital	$	232,867
Aggregate indebtedness		2,091,813
Computed minimum net capital required (Greater of 6 2/3 of Aggregate Indebtedness or $5,000)	$	139,454
Excess net capital		93,413
Ratio of aggregate indebtedness to net capital		9 to 1

Note: There are no material differences between the amounts presented above and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2023 as filed on January 25, 2024, accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

Schedule II

ASHFORD SECURITIES LLC

Computation for Determination of Reserve Requirements and Information Related to Possession or Control Pursuant to

Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2023

A computation of reserve requirements and information relating to possession or control requirements is not applicable to the Company as the Company operates pursuant to the exemptive provisions of Rule 15c3-3(k): (2)(ii) and all other business activities are considered non-covered under Footnote 74.

See accompanying report of independent registered public accounting firm.

ASHFORD SECURITIES LLC

Exemption Report

For the Year Ending December 31, 2023

Ashford Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2023 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17.1-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the fund are payable to the issuer or its agent and not to the Company);
(2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ashford Securities LLC

I, G. Bruce Sumner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: SVP, Principal Financial Officer
Date: March 28, 2024

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Manager and Members of
Ashford Securities LLC

We have reviewed management's statements, included in the accompanying Ashford Securities LLC's Exemption Report (the exemption report), in which:

1) Ashford Securities LLC states Ashford Securities LLC claims an exemption under paragraph (k)(2)(ii)of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) Ashford Securities LLC states Ashford Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception; and

3) Ashford Securities LLC states Ashford Securities LLC is also filing the exemption report because Ashford Securities LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Ashford Securities LLC; and Ashford Securities LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Ashford Securities LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Ashford Securities LLC's management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ashford Securities LLC's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
March 28, 2024